MPJS Group Limited


萬邦

Free writing prospectus dated September 5, 2025
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated August 29, 2025
SEC Registration Statement No. 333-286874
Proposed Nasdaq Symbol: MPJS

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares ("Ordinary Shares") of MPJS Group Limited ("MPJS", "we", "us", "our" or "Group") and should be read together with the registration statement on Form F-1, as amended (File No.: 333-286874) filed on August 29, 2025 (the "Registration Statement") we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/2016864/000149315225012473/formf-1a.htm.

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriters will arrange to send you the prospectus if you contact Cathay Securities, Inc via email: service@cathaysecurities.com, Revere Securities LLC via email: contact@reveresecurities.com, or contact MPJS Group Limited via email: Jacky.sze@manpong.com.hk.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of the Registration Statement of which the prospectus forms a part.

All information included in this presentation is as of the date of the preliminary prospectus dated August 29, 2025, unless otherwise stated.

Forward Looking Statements

This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "goal," "objective," "anticipate," "believe," "estimate," "predict," "potential," "continue" and "ongoing," or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors including those listed under "Risk Factors," in the prospectus that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this presentation are based upon information available to us as of the date of this presentation and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

- our goals and growth strategies
- our future business development, financial condition and results of operation;
- our expectations regarding demand for and market acceptance of our products;
- our expectations regarding our relationships with our investors and borrowers;
- competition in our industry;
- relevant government policies, laws and regulations relating to our industry;
- continued market acceptance of our services and products;
- protection of our intellectual property rights;
- changes in the laws that affect our operations;
- fluctuations in operating results;
- inflation and fluctuations in foreign currency exchange rates;
- dependence on our senior management and key employees;
- our ability to sell our products;
- our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
- the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
- capabilities of our business operations;
- changes in general economic, business and industry conditions; and
- other risks and uncertainties indicated in the prospectus, including those set forth under "Risk Factors" beginning on page 15 of the prospectus.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" in the prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this presentation and the documents that we make reference to in this presentation and have filed as exhibits to the registration statement, of which this presentation forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Offering Summary

Issuer	MPJS Group Limited
Offering Type	Initial Public Offering
Proposed Listing / Symbol	Nasdaq Capital Market – "MPJS"
Shares Offered	1,500,000 newly issued Ordinary Shares (A selling shareholder is offering an additional 1,300,000 Ordinary Shares for resale following the completion of the initial public offering)
Offering Price	Expected to be between $4.00 and $5.00 per Ordinary Share
Gross IPO Proceeds	$6,000,000 (based on an assumed initial public offering price of $4.00 per Ordinary Share) excluding proceeds from the exercise of the underwriters' over-allotment option
Shares Outstanding Post-Offering	30,000,000 Ordinary Shares (30,225,000 Ordinary Shares if the underwriters exercise their over-allotment option in full)
Use of proceeds	30% - Expansion of our retail presence by opening two more retail stores across various districts in Hong Kong 30% - Renovating and refurnishing our existing retail stores to unify our corporate image 20% - Recruiting an in-house jewelry design team and upgrading our jewelry equipment 10% - Upgrading our retail management system 10% - Funding working capital and other general corporate purposes
Underwriters	Cathay Securities, Inc. and Revere Securities LLC

Table of contents

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be illiquid and a risk of loss. Past performance is not indicative of future results.

01
Company Overview

Our Company Essence at a Glance

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be illiquid and a risk of loss. Past performance is not indicative of future results.



About us

MPJS is a holding company established under the laws of the British Virgin Islands in September 2023. It has no business operation of its own and uses a structure that involves two operating subsidiaries based in Hong Kong, Man Pong Jewellery Limited ("MPJ") and Gosheng Jewellery International Limited ("Gosheng") (collectively, our "Operating Subsidiaries").

As of the date of this presentation, we have five retail stores located in densely populated areas or community shopping malls close to residential, industrial or commercial areas across different regions in Hong Kong.

Our Corporate Structure

The chart below illustrates our corporate structure upon completion of the proposed public initial offering and prior to the proposed resale offering:



Mr. KF Sze
Ms. SL Sze
Ms. MM Sze
80%
10%
10%
MPJS Investment
(BVI)
GPD Investment Company Limited
(HK)
Mr. Tse Kin Man
Ms. Sze Kam Ting
Ms. Yung Lai Ying
Public
69.52%
6.37%
6.37%
6.37%
6.37%
5%
MPJS
(BVI)
100%
MPJ Group
(BVI)
100%
100%
MPJ
(HK)
Gosheng
(HK)

Competitive Strengths

We have built up a well-established customer base by establishing retail stores at strategically selected locations

Location

01

02

Quality

We provide quality jewelry at reasonable prices to build customers' confidence

Our management team has extensive years of experience and industry knowledge

Experience

03

04

Relationship

We maintain stable business relationship with our major suppliers

We have stringent quality control which is accredited by prominent jewelers

Control

05

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be illiquid and a risk of loss. Past performance is not indicative of future results.

Business (Growth) Strategies

We strive to enhance our Group to be one of the top jewelers in the small and medium jewelry retailer market in Hong Kong by increasing market penetration through expanding its retail stores and customer base and to increase recognition of our brand.

We intend to implement the following strategies to capitalize on our strengths so as to enhance on business prospects and financial performance:

1. Expand our retail presence

We plan to continuously expand our sales and distribution network to capture a wider customer base and deepen the market penetration of our products by diversifying the retail network in Hong Kong.

2. Enhance our brand recognition through marketing and unifying corporate image

We believe that successful branding is key to our business development and the marketing and promotion of our products and thus brand development and management should be of utmost importance to increase the general public awareness of our Group and our products.

We plan to renovate and refurnish our existing retail stores to align with our corporate branding. We also plan to enhance our brand awareness by adopting a multi-channel advertising strategy.

3. Expand our jewelry design collection and provide more comprehensive customized jewelry services

In order to capture future growth, we intend to (i) expand our jewelry design collection to be in line with the future market trends and young customers' preferences, and (ii) provide our customers with more comprehensive customized jewelry services.

02

Our Products and Services

Delivering Value Through Our Offerings

Products and Services Overview

- Our product portfolio caters to the mid-end market targeting middle-income customers with a wide range of items, including:
    i. gold jewelry (i.e. earrings, rings, pendants, necklaces, bracelets, bangles and beads), gold bars and gold pellets, all of which are made of high-purity gold of 99.99% gold purity, sold by MPJ;
    ii. diamond jewelry sold by the Operating Subsidiaries;
    iii. recycled gold, which are gold jewelry products of different purity we acquired from the general public for resale and traded by MPJ; and
    iv. other products such as silver jewelry, gem-set jewelry, jade and jade jewelry as well as gold jewelry and ornament and other products that are made of various purity of gold (including karat gold which is a mix of pure gold with other metals) sold by the Operating Subsidiaries.
- We have also entered into an agreement with a local corporate customer ("Local Corporate Customer") for the procurement of gold bars on a commission basis, which was subsequently replaced by another agreement for commission by providing market information and supplier's contact information and facilitating cooperation between the Local Corporate Customer and the supplier introduced by MPJ.

Our Products

Pure Gold Products

MPJ offers gold jewelry of 99.99% gold purity to our customers. Our products include traditional Chinese wedding jewelry such as dragon and phoenix bangles, and other gold jewelry, including rings, bracelets, necklaces and gold beads. MPJ also sells gold bars and gold pellets to our customers.





Recycled gold

MPJ purchases recycled gold products of different purity from the general public at a discounted price slightly below the market price of gold at the time of the transactions. Recycled gold products will go through a valuation process, in which the higher quality products will be resold to customers after minor touch-up works and the relatively lower quality products will be directly sold to a corporate customer without processing.

Diamond Jewelry

Our Operating Subsidiaries sell jewelry products that are mounted with diamonds of various purities, sizes and shapes, which include rings, pendants, brooches, earrings, etc.





Other products

Our Operating Subsidiaries offer a variety of other products, including gold ornaments in both classic and popular designs, silver jewelry in different purities (i.e. bangles, necklaces and rings), jade and jade jewelry, gold jewelry in various purities (including karat gold which are a mix of pure gold with other metals) and gem-set jewelry.

Retail of Jewelry

Sourcing and Procurement

This process begins with our procurement team closely collaborating with our retail stores to ascertain the specific types and quantities of raw materials or finished products required.

Generally, the Operating Subsidiaries procure raw materials including precious metals, diamonds and gemstones and finished products including jewelry and gold ornaments from the suppliers on our approved list.

Quality Control

Our Group places a strong emphasis on quality control. Our jewelry is subject to strict in-house quality control, and we only source jewelry from suppliers in our Group's approved list. We perform quality control at different stages of the procurement and production process.

Our Group adopts different quality control procedures for different types of jewelry sourced from the suppliers.

Jewelry design, processing and craftsmanship

Generally, our jewelry processing and craftsmanship process consist of two steps, namely, design and production. We initiate and develop jewelry designs based on market trend, our initiations and communications with our customers. We convey our concepts and designs to our subcontractors for preparation of drawings and rubber molds accordingly.

Quality control on jewelry processed by subcontractors

We place orders with our subcontractors as needed. Upon receiving orders from us, subcontractors are required to carry out quality control procedures after processing the jewelry to ensure that the jewelry products meet our requirements. We also conduct a series of quality control tests on our own, including the examination of the authenticity and quality of diamonds and other components of the jewelry pieces in order to make sure the processed diamond jewelry pieces meets our quality standards and specifications.

Sale of our jewelry

As of the date of this presentation, our five retail stores are all strategically situated in local community shopping malls in some of the most densely populated areas in Hong Kong, surrounded by private residential, industrial and commercial buildings to attract both local residents and working populations in those neighborhoods. Collectively, these stores cover a total saleable floor area of 1,710 square feet.

Trading of Recycled Gold Products

In line with industry practice, MPJ accepts and acquires recycled gold products of different purities offered to us by the general public at a slight discount to the market price of gold at the time of the transaction, irrespective of whether such recycled gold was originally purchased from our Group.

Set out below is a diagram of our operational flow for the trading of recycled gold products:



Valuate and purchase gold jewelry from the general public
Perform touch-up works on high quality gold products
No processing required for low quality gold products
Sale of our recycled gold products to the general public
Sale of our recycled gold products to our corporate customer



Commission Income



Local Corporate Customer introduced MPJ to individual purchasers.

MPJ provided quotation to the Local Corporate Customer. Advanced the procurement price of the gold bars to suppliers upon the approval of the Local Corporate Customer. Collected payment from the Individual Purchaser and delivered the gold bars to the Individual Purchaser upon receipt of payment.

For each transaction, MPJ retains a commission of 2.5% of the sales proceeds since May 2024 (April 2023 to April 2024: 2.0%).

03

Our Team

The Skilled Minds Behind Our Mission

Meet Our Management Team

Mr. Sze Kam Fuk

Executive Director

Chief Executive Officer

Mr. Sze Kam Fuk, age 48, was appointed as an executive director and CEO of MPJS on September 20, 2023.

Mr. KF Sze has over 25 years of experience in the jewelry industry.

Prior to establishing MPJ as a founder of MPJ, he was employed by Chong Fai Jewelry & Gold Company Limited from February 2000 to September 2009, where his last position was as a sales manager.
In August 2009, he co-founded Pak Wui Jewelry (HK) Limited and worked as sales manager from October 2009 to May 2010.
Mr. KF Sze completed his secondary education in the PRC in June 1995.

Directors and Executive Officers

ED

Ms. SZE Sau Lan

Executive Director

- ❖Director of Man Pong Jewelry Group Company Limited since April 2019
- ❖Director of MPJ since May 2013
- ❖Director of Gosheng since November 2016
- ❖Joined MPJ as a salesperson in October 2011
- ❖Completed second year of secondary school in the PRC in 1996

CFO

Mr. WA Chun Kit Alex

Chief Financial Officer

- ❖ Various positions in the banking and finance industry
- ❖ From August 2015 to March 2017, Mr. Wa joined Plastic World (China) Limited as a production trainee and was further promoted to factor leader of PVC department.
- ❖ From April 2017 to September 2021, he joined Industrial & Commercial Bank of China Asia Limited as a personal banking manager.
- ❖ Since September 2021, he has been serving at Fubon Bank (Hong Kong) Limited as an assistant vice president at the commercial banking group.
- ❖ Mr. Wa graduated from National Tsing Hua University with a Bachelor of Science degree from the Faculty of Department of Industrial Engineering and Engineering Management in June 2015.

Board of Directors



Directors

- Mr. Sze Kam Fuk - Executive director and chief executive officer
- Ms. Sze Sau Lan – Executive director

Independent Directors

- Mr. Chen Yongsheng – Chairman of the nominating and corporate governance committee
- Mr. Lee Kwong Ming – Chairman of the audit committee
- Mr. Wong Sui Chi – Chairman of the compensation committee

04

Market Analysis

Insights into Market Dynamics and Opportunities

Jewelry Retail Industry in Hong Kong

- The jewelry retail industry in Hong Kong has faced major upheaval from the COVID-19 pandemic which severely impacted tourism and consumer spending.
- Total retail sales of jewelry plunged from HK$56.4 billion in 2019 to HK$55.5 billion in 2024.
- This was due to border closures, lockdowns, and economic recession cutting off the key mainland Chinese tourist market.
- With Hong Kong relaxed pandemic restrictions and China reopened borders after 2023, the jewelry market was projected to recover gradually.
- Looking ahead, a revival in mainland tourism and steady local demand should help drive up sales at an estimated CAGR of 7.3% from 2025 to 2029, potentially recovering to HK$80.0 billion by 2029.
- However, risks remain from any pandemic resurgence or global economic slowdown. Overall, a cautious optimism prevails for a steady recovery in Hong Kong's jewelry retail industry over the next 5 years.



Market Size of Total Retail Sales of Jewelry in Hong Kong, 2019-2029E
Breakdown by Major Jewelry Product Type, 2024
2019-2024
2025E-2029E
CAGR
-0.3%
7.3%
HKD Billion
100.0
50.0
0.0
56.4
25.9
33.0
33.0
51.2
55.5
60.3
64.8
70.0
75.2
80.0
2019
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
Pure Gold Products
Recycled Gold
Diamond Jewelry
Other Products
13.4%
41.1%
37.7%
7.8%

Market Drivers Analysis

Robust demand from Mainland Chinese customers

- Mainland Chinese shoppers seek out Hong Kong as a preferred overseas destination for purchasing luxury jewelry items unavailable in Mainland China.
- Hong Kong's proximity and ease of access from the mainland, the availability of global luxury brands, attractive pricing due to Hong Kong's tax-free status, and a more intimate boutique shopping experience drive this demand.
- For wealthy mainland consumers, shopping in Hong Kong also carries an element of prestige.

Rising affluence and purchasing power of local consumers

- The nominal per capita GDP in Hong Kong has increased steadily from HK$378,300 in 2019 to HK$422,200 in 2024, representing a CAGR of approximately 2.2%.
- Hong Kong also has one of the highest number of high-net worth residents among cities around the globe, which has increased from 172,000 in 2019 to 19,000 in 2024, representing a CAGR of approximately 2.0%.
- Locally, Pure Gold Products, other gold jewelry and diamonds remain very popular.
- Retailers leverage this by marketing the cultural significance of gold gifts and promoting the romanticism of diamond jewelry
- Hong Kong's population has a well-established inclination towards buying jewelry, which continues to support the growth of the jewelry industry across diverse income levels and demographics.

Tourism and economy recovery from the outbreak of COVID-19

- According to the statistics on the website of The Hong Kong Tourism Board, the number of inbound visitors from the PRC in 2023 has increased at a year-on-year growth of approximately 7,033.6%. While that number in 2024 has reached 34.0 million, a further increase of 27.2% compared with 2023.
- The government adopted a multi-pronged approach to revitalizing the tourism industry.
- For instance, a few rounds of consumption vouchers for spending on dining, retail and local attractions, which incentivizes domestic tourism and spending.
- The large influx of tourists seeking jewelry purchases helps underpin a series of jewelry retailers, especially those located in bustling tourist districts.
- Accordingly, the tourism industry is a significant driver of Hong Kong's jewelry retail industry.

Increasing demand for well-crafted and artisanal jewelry

- Consumers especially millennials, are moving away from traditional jewelry styles and seeking out contemporary designers that offer one-of-a-kind creations.
- Such demand is driven by a desire for self-expression through jewelry along with interest in niche brands outside the mainstream luxury houses.
- Provision of customized jewelry services by jewelry retailers has become more popular in the industry.
- Instead of symbolizing good fortune and prosperity, the design of jewelry has become an important factor to attract young customers (age group: 20-34 years old), who prefer innovative and trendy jewelry design.
- These young customers are expected to drive the growth of the retail jewelry industry in Hong Kong with their strong purchasing power.

Market Trends and Opportunities Analysis

Increasing consumer preference towards online shopping

Increasing consumer preference for online shopping is emerging as a pivotal market driver shaping Hong Kong's jewelry retail landscape. More consumers, especially tech-savvy millennials, are turning to e-commerce sites and online channels to purchase jewelry. This stems from factors like wider product selection, ease of price and product comparisons, and convenience of home delivery. To capture this shift, major retailers have invested in upgrading their digital presence and omni-channel capabilities.

Geographical advantages and government support

Hong Kong has evolved into a leading hub for the trading and distribution of jewelry, driven by favorable government policies. The One Belt One Road initiative, which aims to boost trade between China, Hong Kong, Southeast Asia and beyond, has provided further impetus. The Hong Kong General Chamber of Jewelry has established platforms to position Hong Kong as a global jewelry trading center along this New Silk Road.

One-stop customized services

One-stop customized services have emerged as an important market trend as Hong Kong jewelers aim to provide a distinct, elevated customer experience. Full-service retailers now offer made-to-order pieces, custom designs, redesigning of existing jewelry, personalized engraving, and tailored recommendation services across a range of price points. This caters to demands for self-expression, unique designs, and a tailored jewelry purchasing process.

05

Financial Highlights

Highlights of Our Economic Achievements

Financial Highlights



INCOME STATEMENT
Revenue (HK$)
Gross Profit (HK$)
Net Income (HK$)
71,644,305
18,415,829
5,048,953
111,981,916
21,211,598
5,978,480
50,183,897
10,820,046
3,321,496
FY2023(audited)
FY2024(audited)
1H2025 (unaudited)



Gross Profit Margin
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
FY2023 (audited), 25.70%
FY2024 (audited), 18.94%
1H2025 (unaudited), 21.56%
FY2023 (audited)
FY2024 (audited)
1H2025 (unaudited)
Gross Margin

Thanks

Contact Information

Issuer: MPJS Group Limited **Address :** Nan Fung Commercial Centre 19 Lam Lok Street, Kowloon Bay, Kwun Tong District, Kowloon, Hong Kong **Email:** Jacky.sze@manpong.com.hk **Tel:** +852 6198 5796	**Underwriters:** Cathay Securities, Inc. **Address :** 40 Wall Street Suite 3600, NY, NY 10005 USA **Email:** service@cathaysecurities.com **Tel:** +1-855-939-3888